BITFRONTIER CAPITAL HOLDINGS, INC.

May 30, 2018

Via Edgar

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

100 F. Street, N.E.

Washington, D.C. 20549

Re:        BitFrontier Capital Holdings, Inc.

Offering Statement on Form 1-A

File No. 024-10800

Dear Mr. Reynolds:

Kindly be advised that Bitfrontier Capital Holdings, Inc. (the “Company”) requests that its Regulation A offering be qualified on Monday, June 4, 2018 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Spencer Payne

Spencer B. Payne

President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board

cc:           John E. Lux, Esq.